UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2024

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Sycamore House

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2BP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-259444) and Form S-8 (File Nos. 333-242129, 333-242133, 333-259852 and 333-265634) of Freeline Therapeutics Holdings plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K dated November 22, 2023 by Freeline Therapeutics Holdings plc (the “Company” or “Freeline”), on November 22, 2023, the Company entered into an Implementation Agreement (the “Implementation Agreement”) with Bidco 1354 Limited (“Bidco”), a wholly owned subsidiary of Syncona Portfolio Limited (“Syncona”). Pursuant to the terms of the Implementation Agreement, Bidco has agreed to acquire the entire issued and to be issued share capital of the Company, excluding any treasury shares, any shares held by Bidco or its affiliates, and certain pre-initial public offering equity awards forfeited upon the termination of the holder’s employment. Under the terms of the Implementation Agreement, the proposed acquisition (the “Acquisition”) would be implemented by means of a scheme of arrangement to be undertaken by the Company pursuant to Part 26 of the UK Companies Act 2006 (the “Scheme”). On December 8, 2023, the Company, together with Syncona and other entities and persons specified therein (the “Filing Persons”), filed a Transaction Statement on Schedule 13E-3 relating to the Acquisition (the “Transaction Statement”). On January 17, 2024, the Filing Persons also filed an amendment to the Transaction Statement. As previously disclosed in the Report of Foreign Private Issuer on Form 6-K dated January 18, 2024 by Freeline, the Company announced the publication of the Scheme Circular, together with the related forms of proxy, in connection with the court meeting of the Company’s shareholders (the “Court Meeting”) and general meeting of the Company’s shareholders (the “General Meeting”) required to implement the Acquisition.

The Company and Syncona today issued a joint press release announcing that the resolutions put to the Company’s shareholders at the Court Meeting and the General Meeting, which were each held on February 12, 2024, were passed by the requisite majority of votes. A copy of the joint press release is furnished as Exhibit 99.1 hereto.

In connection with the Scheme and subject to the Scheme becoming effective, it is expected that Freeline’s American Depositary Shares (“ADSs”) will be delisted from the Nasdaq Capital Market (“Nasdaq”). The last day of trading in the ADSs on Nasdaq is expected to be February 16, 2024.

FORWARD-LOOKING STATEMENTS

This Report contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of the Company regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the anticipated benefits of the Acquisition, the expected time of effectiveness of the Scheme, the implementation of the Scheme, the expected last day of trading in the ADSs on Nasdaq and the suspension of trading in the ADSs on Nasdaq, are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including (1) the Acquisition is subject to the satisfaction or waiver of certain conditions, including the sanction of the Scheme by the High Court of Justice in England and Wales, which conditions may not be satisfied or waived; (2) the occurrence of any event, change or circumstance that may impact delivery of the court order to the Registrar of Companies, the effectiveness of the Scheme, the expected last day of trading in the ADSs on Nasdaq or the suspension of trading in the ADSs on Nasdaq; (3) uncertainties as to the timing of the consummation of the Acquisition and the ability of each party to consummate the Acquisition; (4) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (5) the possible diversion of management time on Acquisition-related issues; (6) litigation relating to the Acquisition; (7) unexpected costs, charges or expenses resulting from the Acquisition; and (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the SEC. You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 12, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: February 12, 2024	By:	/s/ Chip McCorkle
	Name	Chip McCorkle
	Title:	Vice President, Legal & Company Secretary